Exhibit 99.2

Financial Report
Results of Operations
Three-month period ended March 31, 2016 compared to the three-month period ended March 31, 2015
During the three-month periods ended March 31, 2016 and 2015, we had an average of 54.0 and 55.0 vessels, respectively, in our fleet. In the three-month periods ended March 31, 2016 and 2015, our fleet ownership days totaled 4,914 and 4,950 days, respectively. Ownership days are the primary driver of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2015	2016

Voyage revenue	$120.9	$120.3	$(0.6)	(0.5%)
Voyage expenses	(0.6)	(0.6)	-	-
Voyage expenses – related parties	(0.9)	(0.9)	-	-
Vessels' operating expenses	(29.6)	(27.0)	(2.6)	(8.8%)
General and administrative expenses	(1.3)	(1.2)	(0.1)	(7.7%)
Management fees – related parties	(4.8)	(4.8)	-	-
General and administrative expenses – non-cash component	(2.6)	(1.3)	(1.3)	(50.0%)
Amortization of dry-docking and special survey costs	(1.8)	(1.9)	0.1	5.6%
Depreciation	(25.1)	(25.3)	0.2	0.8%
Amortization of prepaid lease rentals	(1.2)	(1.2)	-	-
Foreign exchange gains/ (losses)	0.2	(0.1)	(0.3)	(150.0%)
Interest income	0.4	0.3	(0.1)	(25.0%)
Interest and finance costs	(27.9)	(18.9)	(9.0)	(32.3%)
Equity loss on investments	(0.2)	(0.2)	-	-
Other	0.3	0.4	0.1	33.3%
Gain / (Loss) on derivative instruments	0.5	(2.6)	(3.1)	(620.0%)
Net Income	$26.3	$35.0

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2015	2016

Voyage revenue	$120.9	$120.3	$(0.6)	(0.5%)
Accrued charter revenue	0.6	(0.5)	(1.1)	(183.3%)
Voyage revenue adjusted on a cash basis	$121.5	$119.8	$(1.7)	(1.4%)

Vessels operational data	Three-month period ended March 31,			Percentage Change
	2015	2016	Change

Average number of vessels	55.0	54.0	(1.0)	(1.8%)
Ownership days	4,950	4,914	(36.0)	(0.7%)
Number of vessels under dry-docking	2	3	1

Voyage Revenue
Voyage revenue decreased by 0.5%, or $0.6 million, to $120.3 million during the three-month period ended March 31, 2016, from $120.9 million during the three-month period ended March 31, 2015. The decrease was mainly attributable to the decreased average number of vessels and revenue days of our fleet, during the three-month period ended March 31, 2016 compared to the three-month period ended March 31, 2015, partly offset by revenue earned due to increased calendar days by one day during the first quarter of 2016 (91 calendar days) compared to the first quarter of 2015 (90 calendar days).

 Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 1.4%, or $1.7 million, to $119.8 million during the three-month period ended March 31, 2016, from $121.5 million during the three-month period ended March 31, 2015. The decrease was mainly attributable to the decreased average number of vessels and revenue days of our fleet, during the three-month period ended March 31, 2016 compared to the three-month period ended March 31, 2015, partly offset by revenue earned due to increased calendar days by one day during the first quarter of 2016 (91 calendar days) compared to the first quarter of 2015 (90 calendar days).
Voyage Expenses
Voyage expenses were $0.6 million, during the three-month periods ended March 31, 2016 and 2015. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.
Voyage Expenses – related parties
Voyage expenses – related parties in the amount of $0.9 million during the three-month periods ended March 31, 2016 and 2015, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. ("Costamare Shipping") and Costamare Shipping Services Ltd. ("Costamare Services"), as provided under the Framework Agreement and Services Agreement, respectively.
Vessels' Operating Expenses
Vessels' operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 8.8%, or $2.6 million, to $27.0 million during the three-month period ended March 31, 2016, from $29.6 million during the three-month period ended March 31, 2015.
General and Administrative Expenses
General and administrative expenses decreased by 7.7%, or $0.1 million, to $1.2 million during the three-month period ended March 31, 2016, from $1.3 million during the three-month period ended March 31, 2015.  General and administrative expenses for the three-month periods ended March 31, 2016 and 2015, included $0.63 million which is part of the annual fee that Costamare Services receives based on the Services Agreement, effected on November 2, 2015. Prior to November 2, 2015, this annual fee was charged by Costamare Shipping pursuant to the amended and restated Group Management Agreement.
Management Fees – related parties
Management fees paid to our managers were $4.8 million during the three month periods ended March 31, 2016 and 2015.
General and Administrative expenses – non-cash component
General and administrative expenses – non-cash component for the three-month period ended March 31, 2016 amounted to $1.3 million, representing the value of the shares issued to Costamare Services on March 31, 2016, pursuant to the Services Agreement effected on November 2, 2015. For the three-month period ended March 31, 2015, the non-cash component of general and administrative expenses was $2.6 million, representing the value of shares issued to Costamare Shipping pursuant to the amended and restated group management agreement, which was effective from January 1, 2015 until November 2, 2015.
Amortization of Dry-docking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs was $1.9 million for the three-month period ended March 31, 2016 and $1.8 million for the three-month period ended March 31, 2015. During the three-month period ended March 31, 2016 one vessel completed its respective works and two were in process. During the three-month period ended March 31, 2015 two vessels underwent and completed their special surveys.

Depreciation
Depreciation expense increased by 0.8%, or $0.2 million, to $25.3 million during the three-month period ended March 31, 2016, from $25.1 million during the three-month period ended March 31, 2015. The increase was mainly attributable to the increased calendar days by one day during the first quarter of 2016 (91 calendar days) compared to the first quarter of 2015 (90 calendar days).
Foreign Exchange Gains/ (Losses)
Foreign exchange losses were $0.1 million during the three-month period ended March 31, 2016. Foreign exchange gains were $0.2 million during the three-month period ended March 31, 2015.
Interest Income
Interest income for the three-month periods ended March 31, 2016 and 2015 amounted to $0.3 million and $0.4 million, respectively.
Interest and Finance Costs
Interest and finance costs decreased by 32.3%, or $9.0 million, to $18.9 million during the three-month period ended March 31, 2016, from $27.9 million during the three-month period ended March 31, 2015. The decrease was partly attributable to the decreased loan interest expense (including interest charged in relation with our interest rate swap arrangements) charged to the consolidated statement of income resulting from the decrease in the outstanding loan amount.
Equity Loss on Investments
The equity loss on investments of $0.2 million for the three-month period ended March 31, 2016, represents our share of the net losses of nineteen jointly owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of these companies.
Gain / (Loss) on Derivative Instruments
The fair value of our 18 interest rate derivative instruments which were outstanding as of March 31, 2016 equates to the amount that would be paid by us or to us should those instruments be terminated. As of March 31, 2016, the fair value of these 18 interest rate derivative instruments in aggregate amounted to a liability of $54.7 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in "Other Comprehensive Income" ("OCI") while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended March 31, 2016, a net loss of $5.1 million has been included in OCI and a net loss of $3.1 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended March 31, 2016.

Cash Flows

Three-month periods ended March 31, 2016 and 2015

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2015	2016
Net Cash Provided by Operating Activities	$54.9	$57.4
Net Cash Used in Investing Activities	$(13.4)	$(7.0)
Net Cash Used in Financing Activities	$(70.3)	$(69.3)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2016, increased by $2.5 million to $57.4 million, compared to $54.9 million for the three-month period ended March 31, 2015.  The increase was mainly attributable to decreased payments for interest (including swap payments) during the period of $2.4 million in the three-month period ended March 31, 2016 compared to the three-month period ended March 31, 2015.
 Net Cash Used in Investing Activities

Net cash used in investing activities was $7.0 million in the three-month period ended March 31, 2016, which mainly consisted of $6.5 million (net of $2.7 million we received as dividend distributions) in advance payments for the construction of one newbuild vessel and the acquisition of a secondhand vessel, pursuant to the Framework Agreement with York; we hold equity interests ranging from 25% to 49% in nineteen jointly-owned companies.
Net cash used in investing activities was $13.4 million in the three-month period ended March 31, 2015, which mainly consisted of  $13.0 million in advance payments for the construction of two newbuild vessels, pursuant to the Framework Agreement with York; we hold an equity interest ranging from 25% to 49% in jointly-owned companies.
Net Cash Used in Financing Activities

Net cash used in financing activities was $69.3 million in the three-month period ended March 31, 2016, which mainly consisted of (a) $47.9 million of indebtedness that we repaid, (b) $3.5 million we repaid relating to our sale and leaseback agreements (c) $21.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2015, and (d) $1.0 million we paid for dividends  to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock"), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock") and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock ("Series D Preferred Stock"), for the period from October 15, 2015 to January 14, 2016.
Net cash used in financing activities was $70.3 million in the three-month period ended March 31, 2015, which mainly consisted of (a) $50.0 million of indebtedness that we repaid, (b) $3.3 million we repaid relating to our sale and leaseback agreements (c) $20.9 million we paid for dividends to holders of our common stock for the second quarter of 2014, and (d) $1.0 million we paid for dividends  to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock") and $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock"), in both cases for the period from October 15, 2014 to January 14, 2015.

Liquidity and Capital Expenditures

Cash and cash equivalents
As of March 31, 2016, we had a total cash liquidity of $134.4 million, consisting of cash, cash equivalents and restricted cash.
Debt-free vessels

As of April 20, 2016, the following vessels were free of debt.
Unencumbered Vessels in the water(*)
(refer to fleet list for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO	2003	5,928
MSC ITEA	1998	3,842
LAKONIA	2004	2,586
AREOPOLIS	2000	2,474
MESSINI	1997	2,458
NEAPOLIS	2000	1,645

(*) Does not include three secondhand vessels acquired and five newbuild vessels ordered pursuant to the Framework Agreement with York, which are also free of debt.

Capital commitments

As of April 20, 2016, we had outstanding equity commitments relating to our twelve contracted newbuilds aggregating approximately $104.5 million payable until the vessels are delivered. The amounts represent our interest in the relevant jointly-owned entities with York. Approximately $86.4 million of the above mentioned commitments, relate to five 11,000 TEU vessels on order, for which we are in discussions to finance with several banks.
Conference Call details:
On Thursday, April 21, 2016, at 8:30 a.m. ET, Costamare's management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-524-3160 (from the US), 0808 238 9064 (from the UK) or +1-412-317-6760 (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until May 21, 2016. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088, and the access code required for the replay is: 10084316.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the "Investors" section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 42 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity of approximately 467,000 TEU, including 12 newbuild containerships to be delivered. Eighteen of our containerships, including 12 newbuilds on order, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols "CMRE", "CMRE PR B", "CMRE PR C" and "CMRE PR D", respectively.

Forward-Looking Statements

This earnings release contains "forward-looking statements". In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only Costamare's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.'s Annual Report on Form 20-F (File No. 001-34934) under the caption "Risk Factors".
Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
 Tel: Tel: (+377) 93 25 09 40
Email: ir@costamare.com

 Fleet List
The tables below provide additional information, as of April 20, 2016, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Agreement with York and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	MSC AZOV(**)	MSC	2014	9,403	10 years	43,000	November 2023	43,000
7	MSC AJACCIO(**)	MSC	2014	9,403	10 years	43,000	February 2024	43,000
8	MSC AMALFI(**)	MSC	2014	9,403	10 years	43,000	March 2024	43,000
9	MSC ATHENS	MSC	2013	8,827	10 years	42,000	January 2023	42,000
10	MSC ATHOS	MSC	2013	8,827	10 years	42,000	February 2023	42,000
11	VALOR	Evergreen	2013	8,827	7.0 years(i)	41,700	April 2020(i)	41,700
12	VALUE	Evergreen	2013	8,827	7.0 years(i)	41,700	April 2020(i)	41,700
13	VALIANT	Evergreen	2013	8,827	7.0 years(i)	41,700	June 2020(i)	41,700
14	VALENCE	Evergreen	2013	8,827	7.0 years(i)	41,700	July 2020(i)	41,700
15	VANTAGE	Evergreen	2013	8,827	7.0 years(i)	41,700	September 2020(i)	41,700
16	NAVARINO	PIL	2010	8,531	1.0 year	10,500	November 2016(ii)	10,500
17	MAERSK KAWASAKI(iii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
18	MAERSK KURE(iii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
19	MAERSK KOKURA(iii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
20	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
21	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	26,100	March 2018	26,100
22	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	26,100	May 2018	26,100
23	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	26,100	June 2018	26,100
24	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	26,100	August 2018	26,100
25	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	26,100	October 2018	26,100
26	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	26,100	November 2019	26,100
27	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(4)	February 2020	26,161
28	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(5)	April 2020	26,533
29	VENETIKO		2003	5,928
30	ENSENADA EXPRESS(*)		2001	5,576
31	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
32	ZIM NEW YORK	ZIM	2002	4,992	14 years	14,534	September 2016(6)	14,534
33	ZIM SHANGHAI	ZIM	2002	4,992	14 years	14,534	September 2016(6)	14,534
34	ZIM PIRAEUS	ZIM	2004	4,992	10 years	12,500	July 2016	12,500
35	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	September 2016	30,500
36	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	October 2016	30,500
37	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	July 2016	30,500
38	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
39	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
40	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
41	MSC KORONI	MSC	1998	3,842	9.5 years	13,500(7)	September 2018	13,500
42	ITEA	Hapag-Lloyd	1998	3,842	0.1 years	6,250	May 2016	6,250
43	KARMEN	Evergreen	1991	3,351	1.9 years	6,500	June 2016	7,250
44	MARINA	Evergreen	1992	3,351	0.5 years	8,800	May 2016	8,800
45	LAKONIA	Evergreen	2004	2,586	2.0 years	8,600	February 2017	8,600
46	ELAFONISOS(*)	CMA CGM	1999	2,526	0.3 years	6,000	May 2016	6,000
47	AREOPOLIS	Evergreen	2000	2,474	0.3 years	5,950	June 2016	5,950
48	MONEMVASIA(*)(iv)	A.P. Moller-Maersk	1998	2,472	0.1 years	8,750	May 2016	8,750
49	MESSINI	Evergreen	1997	2,458	3.3 years	6,000	August 2016	6,000
50	MSC REUNION	MSC	1992	2,024	9.0 years	11,200(8)	July 2017	8,019
51	MSC NAMIBIA II	MSC	1991	2,023	9.8 years	11,200(9)	July 2017	7,837
52	MSC SIERRA II	MSC	1991	2,023	8.7 years	11,200(10)	June 2017	7,569
53	MSC PYLOS	MSC	1991	2,020	6.0 years	6,300	January 2017	6,300
54	PADMA(*)	Yang Ming	1998	1,645	1.2 years	7,400(11)	August 2016	7,256
55	NEAPOLIS(****)		2000	1,645
56	ARKADIA(*)	Evergreen	2001	1,550	2.0 years	10,600	August 2017	10,600
57	PROSPER(****)		1996	1,504
58	ZAGORA	MSC	1995	1,162	5.8 years	7,400(12)	June 2017	6,321
59	PETALIDI(*)	CMA CGM	1994	1,162	2.0 years	7,600	June 2016	7,600
60	STADT LUEBECK	CMA CGM	2001	1,078	2.7 years	8,000(13)	May 2016	8,000

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(3)
1	NCP0113(*)	Hanjin Subic Bay	11,010		Q2 2016
2	NCP0114(*)	Hanjin Subic Bay	11,010		Q2 2016
3	NCP0115(*)	Hanjin Subic Bay	11,010		Q3 2016
4	NCP0116(*)	Hanjin Subic Bay	11,010		Q3 2016
5	NCP0152(*)	Hanjin Subic Bay	11,010		Q1 2017
6	S2121(*) (***)	Samsung Heavy	14,354	Evergreen	Q2 2016
7	S2122(*) (***)	Samsung Heavy	14,354	Evergreen	Q2 2016
8	S2123(*) (***)	Samsung Heavy	14,354	Evergreen	Q3 2016
9	S2124(*) (***)	Samsung Heavy	14,354	Evergreen	Q3 2016
10	S2125(*) (***)	Samsung Heavy	14,354	Evergreen	Q4 2016
11	YZJ1206(*) (***)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q1 2018
12	YZJ1207 (*) (***)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q2 2018

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	This average rate is calculated based on contracted charter rates for the days remaining between April 20, 2016 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.
(3)	Based on latest shipyard production schedule, subject to change.
(4)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(5)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.
(6)	The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under the 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim's equity and approximately $8.2 million in interest bearing notes maturing in 2023. In July the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for one year pursuant to its option to extend the charter of two of the three vessels chartered to Zim for successive one year periods at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for the first year has been determined at $14,534 per day.
(7)	As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.
(8)	This charter rate changes on August 27, 2016 to $6,800 per day until the earliest redelivery date.
(9)	This charter rate changes on August 2, 2016 to $6,800 per day until the earliest redelivery date.

(10)	This charter rate changes on July 1, 2016 to $6,800 per day until the earliest redelivery date.
(11)	This charter rate changes on April 26, 2016 to $7,250 per day until the earliest redelivery date.
(12)	This charter rate changes on June 1, 2016 to $6,200 per day until the earliest redelivery date.
(13)	The charter rate will be $8,000 per day provided that the vessel trades within the Red Sea once every 20 days, while it will change to $7,400 for non-Red Sea trading. As of April 20, 2016, the vessel was earning $8,000 per day.

(i)	Assumes exercise of owner's unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.
(ii)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months.
(iii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.
(iv)	We have entered into a five year charter agreement with Maersk upon the expiry of the current charter agreement, at a rate of $9,250 daily.

(*)	Denotes vessels acquired pursuant to the Framework Deed with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(**)	Denotes vessels subject to the sale and leaseback transaction with CLC.
(***)	Denotes vessels acquired pursuant to the Framework Deed which are subject to sale and leaseback transactions with Chinese financial institutions.
(****)	These vessels are currently undergoing repairs.

COSTAMARE INC.
Consolidated Statements of Income

	Three-months ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2015	2016
	(Unaudited)

REVENUES:
Voyage revenue	$120,850	$120,274

EXPENSES:
Voyage expenses	(636)	(572)
Voyage expenses – related parties	(905)	(902)
Vessels' operating expenses	(29,551)	(26,991)
General and administrative expenses	(1,315)	(1,226)
Management fees – related parties	(4,818)	(4,785)
General and administrative expenses – non-cash component	(2,634)	(1,344)
Amortization of dry-docking and special survey costs	(1,825)	(1,934)
Depreciation	(25,066)	(25,281)
Amortization of prepaid lease rentals	(1,228)	(1,238)
Foreign exchange gains/ (losses)	290	(124)
Operating income	$53,162	$55,877

OTHER INCOME (EXPENSES):
Interest income	$438	$361
Interest and finance costs	(27,943)	(18,906)
Equity loss on investments	(195)	(207)
Other	278	498
Gain / (Loss) on derivative instruments	544	(2,627)
Total other income (expenses)	$(26,878)	$(20,881)
Net Income	$26,284	$34,996
Earnings allocated to Preferred Stock	(3,010)	(5,207)
Net Income available to common stockholders	$23,274	$29,789

Earnings per common share, basic and diluted	$0.31	$0.40
Weighted average number of shares, basic and diluted	74,801,662	75,400,044

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of March 31,
(Expressed in thousands of U.S. dollars)	2015	2016
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$100,105	$81,199
Restricted cash	14,007	6,001
Accounts receivable	1,111	901
Inventories	10,578	10,820
Due from related parties	6,012	2,370
Fair value of derivatives	352	800
Insurance claims receivable	3,906	4,274
Prepaid lease rentals	4,982	4,971
Accrued charter revenue	457	456
Prepayments and other	3,546	3,985
Total current assets	$145,056	$115,777
FIXED ASSETS, NET:
Capital leased assets	$242,966	$241,081
Vessels, net	2,004,650	1,981,844
Total fixed assets, net	$2,247,616	$2,222,925
NON-CURRENT ASSETS:
Investment in affiliates	$117,931	$124,233
Prepaid lease rentals, non-current	35,829	34,602
Deferred charges, net	22,809	23,084
Accounts receivable, non-current	1,425	1,425
Restricted cash	48,708	47,159
Accrued charter revenue	569	493
Other non-current assets	12,612	12,663
Total assets	$2,632,555	$2,582,361
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (*)	$183,828	$183,801
Accounts payable	4,047	4,944
Due to related parties	371	242
Capital lease obligations (*)	14,307	14,540
Accrued liabilities	15,225	13,446
Unearned revenue	18,356	14,292
Fair value of derivatives	32,462	29,565
Other current liabilities	1,712	1,753
Total current liabilities	$270,308	$262,583
NON-CURRENT LIABILITIES
Long-term debt, net of current portion (*)	$1,134,764	$1,086,995
Capital lease obligations, net of current portion (*)	217,810	214,103
Fair value of derivatives, net of current portion	19,655	25,160
Unearned revenue, net of current portion	26,508	25,925
Total non-current liabilities	$1,398,737	$1,352,183
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred stock	$-	$-
Common stock	8	8
Additional paid-in capital	963,904	965,248
Retained earnings	44,247	52,111
Accumulated other comprehensive loss	(44,649)	(49,772)
Total stockholders' equity	$963,510	$967,595
Total liabilities and stockholders' equity	$2,632,555	$2,582,361
(*) Amounts net of deferred financing costs

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2015	2016

Voyage revenue	$120,850	$120,274
Accrued charter revenue (1)	$627	$(452)
Voyage revenue adjusted on a cash basis (2)	$121,477	$119,822

Adjusted EBITDA (3)	$86,035	$85,274

Adjusted Net Income available to common stockholders (3)	$28,629	$34,307
Weighted Average number of shares	74,801,662	75,400,044
Adjusted Earnings per share (3)	$0.38	$0.45

EBITDA (3)	$81,908	$81,994
Net Income	$26,284	$34,996
Net Income available to common stockholders	$23,274	$29,789
Weighted Average number of shares	74,801,662	75,400,044
Earnings per share	$0.31	$0.40

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2016 and 2015. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2015	2016

Net Income	$26,284	$34,996
Earnings allocated to Preferred Stock	(3,010)	(5,207)
Net Income available to common stockholders	23,274	29,789
Accrued charter revenue	627	(452)
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	380	-
General and administrative expenses – non-cash component	2,634	1,344
Amortization of prepaid lease rentals	1,228	1,238
Realized Loss / (Gain) on Euro/USD forward contracts (1)	1,030	(239)
Loss / (Gain) on derivative instruments (1)	(544)	2,627

Adjusted Net income available to common stockholders	$28,629	$34,307
Adjusted Earnings per Share	$0.38	$0.45
Weighted average number of shares	74,801,662	75,400,044

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives.   "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars)	2015	2016

Net Income	$26,284	$34,996
Interest and finance costs	27,943	18,906
Interest income	(438)	(361)
Depreciation	25,066	25,281
Amortization of prepaid lease rentals	1,228	1,238
Amortization of dry-docking and special survey costs	1,825	1,934
EBITDA	81,908	81,994
Accrued charter revenue	627	(452)
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	380	-
General and administrative expenses – non-cash component	2,634	1,344
Realized Loss / (Gain) on Euro/USD forward contracts (1)	1,030	(239)
Loss / (Gain) on derivative instruments (1)	(544)	2,627
Adjusted EBITDA	$86,035	$85,274

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.